UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SandRidge Mississippian Trust II

(Name of Issuer)

Common Units representing Beneficial Interests

(Title of Class of Securities)

80007V 106

(CUSIP Number)

Philip T. Warman

Senior Vice President and General Counsel

SandRidge Energy, Inc.

and

SandRidge Exploration and Production, LLC

123 Robert S. Kerr Avenue

Oklahoma City, Oklahoma 73102-6406

(405) 429-5500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 17, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

CUSIP No.: 80007V 106
SCHEDULE 13D
1	Name of Reporting Persons SandRidge Energy, Inc.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Item 3) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 7,393,750 Common Units

	9	Sole Dispositive Power

	10	Shared Dispositive Power 7,393,750 Common Units

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,393,750 Common Units

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 19.8%

14	Type of Reporting Person CO

CUSIP No.: 80007V 106
SCHEDULE 13D
1	Name of Reporting Persons SandRidge Exploration and Production, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Item 3) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 7,393,750 Common Units

	9	Sole Dispositive Power

	10	Shared Dispositive Power 7,393,750 Common Units

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,393,750 Common Units

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 19.8%

14	Type of Reporting Person (Limited Liability Company) OO

Item 1.	Security and Issuer.

This statement relates to the common units representing beneficial interests (the “Common Units”), of SandRidge Mississippian Trust II, a Delaware statutory trust (the “Issuer”), whose principal executive offices are located at 919 Congress Avenue, Suite 500, Austin, Texas 78701.  The telephone number at that location is (512) 236-6599.

Item 2.	Identity and Background.

(a) — (c)    The persons filing this statement are SandRidge Energy, Inc., a Delaware corporation (“SandRidge”), and SandRidge Exploration and Production, LLC, a Delaware limited liability company (“SandRidge E&P”).

SandRidge is an oil and natural gas company headquartered in Oklahoma City, Oklahoma, with its principal focus on exploration and production.  SandRidge’s primary areas of  focus in its exploration and production activities are the Mississippian formation in the Mid-Continent and the Permian Basin in west Texas.  SandRidge also owns and operates other interests in the Mid-Continent, West Texas Overthrust, Gulf Coast and Gulf of Mexico.  The principal business address of SandRidge is 123 Robert S. Kerr Avenue, Oklahoma City, Oklahoma 73102-6406.

SandRidge E&P is a wholly owned subsidiary of SandRidge.  The principal business address of SandRidge E&P is 123 Robert S. Kerr Avenue, Oklahoma City, Oklahoma 73102-6406.

The names and present principal occupation or employment of the directors and executive officers of SandRidge and SandRidge E&P are as listed below.  Unless otherwise indicated, all positions set forth below opposite an individual’s name refer to positions with each of SandRidge and SandRidge E&P.

Name	Position with SandRidge and/or SandRidge E&P
Tom L. Ward	Chairman and Chief Executive Officer; Sole Director, SandRidge E&P
Matthew K. Grubb	President and Chief Operating Officer
James D. Bennett	Executive Vice President and Chief Financial Officer
Rodney E. Johnson	Executive Vice President — Reservoir Engineering
David C. Lawler	Executive Vice President — Operations
Todd N. Tipton	Executive Vice President — Exploration
Philip T. Warman	Senior Vice President, General Counsel and Corporate Secretary
Wayne C. Chang	Senior Vice President — Midstream
Randall D. Cooley	Senior Vice President — Accounting
Kevin R. White	Senior Vice President — Business Development
Mary L. Whitson	Senior Vice President — Corporate and Human Resources
Everett R. Dobson	Director, SandRidge
William A. Gilliland	Director, SandRidge
Daniel W. Jordan	Director, SandRidge
Roy T. Oliver, Jr.	Director, SandRidge
Jim J. Brewer	Director, SandRidge
Jeffrey S. Serota	Director, SandRidge

(d) — (f)    None of SandRidge, SandRidge E&P or any person listed in this Item 2 has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.  All of the directors and officers listed in this Item 2 are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

On April 23, 2012, in connection with a registered public offering by the Issuer of its Common Units, SandRidge E&P conveyed royalty interests in certain of its oil and natural gas properties located in the Mississippian formation in northern Oklahoma and southern Kansas to the Issuer in exchange for 7,393,750 Common Units of the Issuer, 12,431,250 subordinated units of the Issuer (the “Subordinated Units”), which are convertible into Common Units, and approximately $590.2 million in cash.

Item 4.	Purpose of Transaction.

SandRidge E&P acquired the Common Units and Subordinated Units for investment purposes.  Neither SandRidge nor SandRidge E&P currently has plans to undertake any action that would require further disclosure under this Schedule 13D.

Item 5.	Interest in Units of the Issuer.

(a)   As of the date of this report, each of SandRidge and SandRidge E&P beneficially owns 7,393,750 Common Units, all of which Common Units are held directly by SandRidge E&P.  The 7,393,750 Common Units beneficially owned by SandRidge and SandRidge E&P represent approximately 19.8% of the outstanding Common Units.  In addition, as of the date of this report, each individual listed in Item 2 beneficially owns the number and percentage of Common Units set forth in the following table.

Name	Common Units Beneficially Owned	Percentage of Class Beneficially Owned
James D. Bennett	25,000	*
Daniel W. Jordan	50,000	*
Todd N. Tipton	3,000	*
Kevin R. White	2,500	*

* Less than 1% of the class beneficially owned.

SandRidge E&P also owns 12,431,250 Subordinated Units.  Such Subordinated Units will convert automatically on a one-for-one basis into Common Units at the end of the fourth full calendar quarter following SandRidge’s satisfaction of its drilling obligation under that certain Development Agreement, dated as of April 23, 2012, by and among SandRidge, SandRidge E&P and the Issuer, which drilling obligation must be satisfied no later than December 31, 2016.

(b)   SandRidge E&P, as the record holder of the Common Units reported herein, and SandRidge, as the sole member of SandRidge E&P, share both voting power and dispositive power with respect to all of the Common Units reported herein.  Each individual holder of Common Units listed in the table in Item 5(a) has sole voting power and dispositive power with respect to all of the Common Units reported for such individual therein.

(c)   The information from Item 3 is incorporated by reference herein.  In addition, in connection with the registered public offering by the Issuer of its Common Units, Morgan Stanley & Co. LLC made sales to certain of SandRidge’s directors and officers, at the initial public offering price of $21.00, through a directed unit program ( the “Directed Unit Program”).  Each individual identified in the table in Item 5(a) purchased the number of Common Units reported for such individual therein as part of the Directed Unit Program on April 23, 2012.

(d)   No other person is known to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Units beneficially owned by SandRidge, SandRidge E&P or any of the individuals listed in the table in Item 5(a).

(e)   Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Effective as of April 23, 2012, all of the Common Units and Subordinated Units beneficially owned by SandRidge and SandRidge E&P were pledged to Bank of America, N.A (“Bank of America”), pursuant to that certain Security Agreement, dated as of November 21, 2006, made by SandRidge Energy, Inc. (as successor to Riata Energy, Inc.) and the other grantors named therein to Bank of America, as administrative agent, which agreement is hereby incorporated by reference from Exhibit H to Exhibit 10.6 to SandRidge Energy, Inc.’s filing on Form S-1, filed with the Securities and Exchange Commission on January 30, 2008.

Item 7.	Material to be Filed as Exhibits.

Exhibit
No.	Exhibit Description

A	Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SandRidge Energy, Inc.

By:	/s/ Philip T. Warman
Name: Philip T. Warman
Title: Senior Vice President and General Counsel

SandRidge Exploration and Production, LLC

By:	/s/ Philip T. Warman
Name: Philip T. Warman
Title: Senior Vice President and General Counsel

Dated: April 24, 2012

[Signature Page to Schedule 13D]

CUSIP No.: 80007V 106

EXHIBIT A

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the “SEC”) any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the common units representing beneficial interests in SandRidge Mississippian Trust II.

SandRidge Energy, Inc.

By:	/s/ Philip T. Warman
Name: Philip T. Warman
Title: Senior Vice President and General Counsel

SandRidge Exploration and Production, LLC

By:	/s/ Philip T. Warman
Name: Philip T. Warman
Title: Senior Vice President and General Counsel

Dated: April 24, 2012

[Signature Page to Joint Filing Agreement]